EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our consolidated ratio of earnings to fixed charges for the period shown:

Year ended December 31,
					Three months ended
2001	2002	2003	2004	2005	March 31, 2006

2.3x	1.8x	1.1x	1.4x	2.1x	1.7x

The term “fixed charges” means the sum of interest and the estimated interest component of our rent expense. For this calculation, fixed charges are added back to net earnings before income taxes.